October 20, 2004

BY EDGAR AND HAND DELIVERY

Ms. Peggy Kim
Mr. Paul Fischer
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	U-Store-It Trust
Amendment No. 2 to Registration Statement on Form S-11
Filed on October 7, 2004
Registration No. 333-117848

Dear Ms. Kim and Mr. Fischer:

     On behalf of our client, U-Store-It Trust (the “Company”), a Maryland real estate investment trust, set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated October 19, 2004 (the “October 19 Letter”), with respect to Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-117848) filed by the Company on October 7, 2004.

     The responses to the Staff’s comments are set out in the order in which the comments were set out in the October 19 Letter and are numbered accordingly. Page number references in the responses to your comments relating to the Registration Statement refer to the printed (marked) copy of Amendment No. 3 to the Registration Statement.

Form S-11

1.	We note your response to prior comment 5; however, we reissue that part of our previous comment asking you to revise to describe the conflicts of interest that arise from the substantial benefits received in connection with this offering, including that the interests of these affiliates differ from those of other stockholders and that the negotiations involving the formation transactions were not arms-length. Please similarly revise the summary and risk factors section.

In response to the Staff’s comment, the Company has revised the cover page, summary and risk factors section to describe the conflicts of interest that arise from the substantial benefits that will be received by related parties concurrently with the offering and the fact that the negotiations

Securities and Exchange Commission
October 20, 2004

involving the formation transactions were not conducted on an arm’s length basis. See the third bullet point on the cover page, the twelfth bullet point under the caption “Summary Risk Factors” on page 4 and the risk factor entitled “The negotiations involving our formation transactions were not conducted on an arm’s length basis; and the value of the equity interests in us that Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell and the Amsdell Entities will own following our formation transactions may exceed the fair market value of their interests in our operating partnership that they currently own through High Tide LLC and Amsdell Partners, Inc. and the other assets we will acquire from them in those transactions. As a result of these transactions, these individuals have a conflict of interest with respect to this offering because they have interests that differ from other shareholders” under the caption “Risk Factors—Risks Related to This Offering” on page 27. In addition, the Company supplementally advises the Staff that it does not believe that there are any material conflicts of interests of the Amsdell family and the Amsdell Entities other than those already described in the sections referenced above.

Summary, page 1

2.	We note your response to prior comment 7; however, we reissue our previous comment. Please revise to briefly describe the chronological corporate history of your predecessor entity, Acquiport/Amsdell I Limited Partnership, since 1996. Please similarly revise the business section disclosure.

In response to the Staff’s comment, the Company has provided additional disclosure under the caption “Summary—Overview” on page 1 regarding the activities of Acquiport/Amsdell I Limited Partnership since its formation in 1996. The Company has made corresponding changes in the section entitled “Our Business and Facilities—Overview” on page 59. The Company supplementally advises the Staff that Acquiport/Amsdell I Limited Partnership has been the principal vehicle through which the Amsdell family and the Amsdell Entities have conducted their self-storage business.

3.	We note your response to prior comment 9. Please revise your disclosure on pages 9 and 112 to disclose the belief that the 29% excepted holder limit for the Amsdell family does not jeopardize your REIT status and describe the business reasons for the exception on ownership restriction.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 113 to disclose the Company’s belief that the 29% excepted holder limit for certain members of the Amsdell family and certain related entities does not jeopardize the Company’s REIT status. In addition, the Company has provided additional disclosure on pages 9 and 113 regarding the reasons for excepted holder limit (i.e., the fact that, immediately upon completion of the offering, certain members of the Amsdell family and certain trusts established for the benefit of members of the Amsdell family will, as a group, own approximately 26% of the Company’s common shares (and approximately 28.3% on a fully diluted basis)).

Securities and Exchange Commission
October 20, 2004

4.	Please revise the cover page, summary and risk factors to disclose and quantify the revolving credit facility in the amount of $150 million that Lehman and Wachovia will provide to your operating subsidiary.

In response to the Staff’s comment, the Company has revised the cover page, summary and risk factor disclosure to disclose the fact that affiliates of Lehman Brothers and Wachovia Securities are expected to provide a $150 million revolving credit facility to the Company’s operating partnership. See the fourth bullet point on the cover page, the fourteenth bullet point under the caption “Summary Risk Factors” on page 5 and the body of the prospectus under the caption “Risk Factors—Risks Related to This Offering—Affiliates of Lehman Brothers and Wachovia Securities will receive benefits in connection with this offering , and therefore Lehman Brothers and Wachovia Securities have a conflict of interest with respect to this offering because they have interests in the successful completion of this offering beyond the underwriting discount and commissions they will receive” on page 30.

Our Facilities, page 5

5.	We note your response to prior comment 11. We further note that Rising Tide will have the right to acquire 8 facilities. Please revise, here and throughout, to identify who currently owns or controls these 8 facilities, including whether the facilities are currently held by the Amsdells or third parties.

In response to the Staff’s comment, the Company has revised its disclosure in the Summary section and throughout the body of the prospectus to indicate that these eight option facilities are currently held by unaffiliated third parties. See, for example, pages 1, 6, 25, 58 and 74.

Exhibits

6.	Please file signed and dated opinions with your next amendment.

In response to the Staff’s comment, the Company is filing the signed and dated legal and tax opinions with Amendment No. 3.

7.	Please file the office lease, aircraft lease and any indemnification agreements, which are discussed on pages 92-93, as exhibits to your next amendment. Refer to Item 601(b)(ii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company is filing the form of office lease and form of indemnification agreements as exhibits to Amendment No. 3. The Company supplementally advises the Staff that it believes that the aircraft lease is immaterial in amount and significance, and, therefore, the Company does not believe it is necessary to file the aircraft lease as an exhibit to the Registration Statement.

Securities and Exchange Commission
October 20, 2004

     We have enclosed with this letter a marked copy of Amendment No. 3 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

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     If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact David W. Bonser at 202/637-5868 or me at 202/637-6868 . Thank you for your consideration.

Sincerely,

/s/ Thomas C. Morey

Thomas C. Morey, Esq.

cc:	Steven G. Osgood
J. Warren Gorrell, Jr., Esq.
David W. Bonser, Esq.

Benjamin R. Weber, Esq.
William G. Farrar, Esq.
(Sullivan & Cromwell LLP)